Mail Stop 3010

December 31, 2009

Via U.S. Mail and Fax (732) 577-9980
Ms. Anna T. Chew
Chief Financial Officer
UMH Properties, Inc.
Juniper Business Plaza,
3499 Route 9 North, Suite 3-C
Freehold, NJ   07728

      RE: **UMH Properties, Inc.**
             Form 10-K for the period ended December 31, 2008
             Filed March 10, 2009
             File No. 1-12690

Dear Ms. Chew:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

1.   We note that both net cash used by investing activities and net cash provided by financing activities decreased greatly in 2008, as compared to 2007.   To the extent these

changes in your financial condition represent a trend or uncertainty that will affect your liquidity in a material way, please disclose as such. Refer to Item 303(a). Please provide this disclosure in future filings and tell us how you intend to comply.

Consolidated Statements of Income, page 52

2.   We note that you have recorded interest and dividend income and the gains and losses on securities transactions as revenue on your consolidated statements of income. It appears that at least some of these amounts represent non-operating income and should be presented below operating expenses. Please revise in future filings or explain to us why you believe a revision is not necessary. Refer to Rule 5-03 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies

Inventory of Manufactured Homes, page 58

3.   Your disclosure indicates that inventory is carried at the lower of cost or market. We note that losses on sales during 2008 were $45,687 and that such losses increased to more than $644,000 during the period ended September 30, 2009. Please clarify to us whether any adjustments have been made to the carrying value of inventory, either during the year ended December 31, 2008 or the subsequent interim period, the amount of such adjustments, if any, or your basis for determining that an adjustment was not necessary.

Note 4 – Securities Available for Sale, page 61

4.   We note that unrealized losses at December 31, 2008 were approximately $5.6 million and that a significant portion relates to securities that have been in an unrealized loss position for more than one year. We also note that you recognized an impairment loss of approximately $2.5 million during 2008. Please clarify to us how you determined that other than temporary impairment was limited to $2.5 million at December 31, 2008.

5.   The comment above notwithstanding, please tell us the changes in circumstances that lead to the recognition of an additional $1.7 million of impairment charges during the period ended March 31, 2009.

Note 13 – Fair Value Measurements, page 75

6.   Please clarify to us and in future filings the nature of the inputs and valuation techniques used to measure fair value for assets and liabilities classified as Level 2. Refer to ASC 820-10-50-2.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amended disclosure to expedite our review. Please furnish a cover letter with your amended disclosure that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended disclosure and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney at 202-551-3473 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant